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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40268

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE, Suite # 600

(No. and Street)

Washington, DC 20002-4240

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Rohrbacher 202-962-6920

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SB and Company

(Name – *if individual, state last, first, middle name*)

200 International Circle, Suite #5500, Hunt Valley, MD 21030

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth S. Glista, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Edwidge Saint-Felix
Notary Public, District of Columbia
My Commission Expires 3/31/2013

Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

DECEMBER 31, 2009

CONTENTS



SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ICMA-RC Services, LLC

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (RC Services), a wholly owned subsidiary of the International City Management Association Retirement Corporation, as of December 31, 2009, and the related statements of operations, change in owner's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of RC Services' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RC Services as of December 31, 2009, and the results of its operations, change in owner's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, DC
February 22, 2010

SB & Company, LLC

1776 I Street • 9th Floor • Washington, DC 20006 • P 202-756-4811 • F 202-756-1301

ICMA-RC SERVICES, LLC

Statement of Financial Condition
As of December 31, 2009

ASSETS		
Cash and cash equivalents	$	920,346
Due from mutual fund families		2,971,972
Deposit with clearing agent		20,282
Due from related entity		174,386
Prepaid expenses		34,170
Total Assets	$	4,121,156
LIABILITIES AND OWNER'S EQUITY		
Accounts payable	$	16,266
Due to related entity		2,971,972
Total Liabilities		2,988,238
Owner's Equity		1,132,918
Total Liabilities and Owner's Equity	$	4,121,156

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Operations
For the Year Ended December 31, 2009

Revenue		
Mutual fund revenue	$	9,896,112
Intercompany service revenue		1,140,605
Interest income		1,851
Other income		751
Total Revenue		11,039,319
Expenses		
Administrative expense		9,896,112
Tax and licensing		604,074
Personnel expenses		448,150
Professional services		52,803
Premises and equipment		21,229
Depreciation and amortization		2,622
Meetings and travel		3,628
Subscriptions and memberships		3,002
Supplies and other miscellaneous expenses		1,288
Communications		2,212
Data processing		1,597
Total Expenses		11,036,717
Net Income	$	2,602

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Change in Owner's Equity
For the Year Ended December 31, 2009

Owner's equity, beginning of year	$	1,130,316
Net income		2,602
Owner's Equity, End of Year	**$**	**1,132,918**

The accompanying notes are an integral part of this financial statement.

ICMA-RC SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities		
Net income	**$**	**2,602**
Adjustments to reconcile net income to net cash from operating activities:		
Effect of changes in non-cash operating assets and liabilities:		
Due from mutual fund families		**(49,579)**
Due from related entity		**(96,811)**
Prepaid expenses		**7,883**
Accounts payable		**(15,357)**
Due to related entity		**49,579**
Net decrease in cash and cash equivalents		**(101,683)**
Cash and cash equivalents, beginning of year		**1,022,029**
Cash and Cash Equivalents, End of Year	**$**	**920,346**

The accompanying notes are an integral part of this financial statement.

1. BACKGROUND OF ORGANIZATION

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on December 31, 1998, as a limited liability company and is a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer in respect to mutual funds registered under the Investment Company Act of 1940 or unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (the Corporation).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of RC Services are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2009, cash and cash equivalents consisted of demand deposits.

Due from Mutual Fund Families

Due from mutual fund families represents amounts payable to RC Services by various outside mutual fund families. The agreements with these outside fund families entitle the Corporation or RC Services to receive compensation from the fund families, which generally consists of asset-based 12b-1 fees or shareholder service fees. 12b-1 fees are compensation to RC Services for distributing the mutual funds. Each mutual fund also may make payments to RC Services or the Corporation for providing shareholder service or the maintenance of shareholder accounts through the Corporation. All of the amounts due from mutual fund families are payable to the Corporation under an Assignment and Expense Agreement between RC Services and the Corporation. Under this agreement, the Corporation has agreed to waive RC Services' obligation to pay all mutual fund receivables to the Corporation unless and until such time that such receivables are actually received by RC Services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

RC Services is a single member limited liability company disregarded as an entity separate from the Corporation for Federal income tax purposes pursuant to Treasury Regulation 26 C.F.R. 301.7701-1, et. seq. The Corporation, RC Services' sole member, is an organization exempt from Federal income tax as described in the Internal Revenue Code 26 U.S.C. 501(c)(3). For Federal income tax purposes, RC Services is treated as a branch or division of the Corporation.

In 2009, RC Services (and the Corporation) adopted ASC 740, *Income Taxes*, which establishes guidelines for recognizing, measuring, and disclosing tax return positions in financial statements. Management has evaluated the tax positions of RC Services and determined that the application of ASC 740 had no material impact on its financial statements. Accordingly, no adjustments for unrecognized tax benefits or related interest or penalties were required as of December 31, 2009.

If applicable, RC Services would recognize accrued interest and penalties related to unrecognized tax benefits in the Statement of Operations. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits would significantly increase or decrease during the next twelve months. Each of the tax years in the four-year period ending December 31, 2009, remains subject to examination by federal taxing authorities, however certain state taxing authorities may lengthen this period to five years.

Subsequent Events

RC Services did not have any other subsequent events through February 22, 2010, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2009.

3. RELATED-PARTY TRANSACTIONS

The Corporation provides RC Services certain operational support services, including the marketing, development, and product management of certain products offered by the mutual funds managed by Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of the Corporation). The expenses reported by RC Services represent the actual direct expenses incurred by RC Services, the actual direct cost of expenses incurred by the Corporation for RC Services' benefit, plus additional expenses allocated to RC Services by the Corporation to provide such services. Such additional expenses allocated to RC Services for services provided may not be the same as would be charged for such services from an unrelated entity.

3. RELATED-PARTY TRANSACTIONS (continued)

During the year ended December 31, 2009, the Corporation allocated expenses of $523,185 to RC Services and transferred $9,896,112 of administrative cost to RC Services related to the mutual fund revenue earned by RC Services that was assigned to the Corporation under the Assignment and Expense Agreement between the Corporation and RC Services. RC Services also reimburses the Corporation for certain direct expenses paid on RC Services' behalf such as Financial Institutions Regulatory Authority (FINRA) membership and annual renewal fees, miscellaneous taxes, and such other expenses as may be agreed upon from time to time.

Intercompany service revenue is allocated from the Corporation to compensate RC Services for effecting securities transactions on behalf of the Corporation. The revenue allocated from the Corporation during the year ended December 31, 2009 was $1,140,605.

The due to related entity balance represents amounts owed to the Corporation by RC Services. The repayment terms are governed by the Assignment and Expense Agreement between RC Services and the Corporation. This balance is composed primarily of outside mutual fund family receivables to RC Services that are payable to the Corporation but only if and when they are actually collected by RC Services.

4. NET CAPITAL REQUIREMENT

Regulatory Requirements

RC Services is subject to Securities Exchange Act Rule 15c3-1 (the Net Capital Rule). This rule requires a broker-dealer to maintain at all times certain net capital levels (as defined). Currently, RC Services is subject to the Aggregate Indebtedness Standard of the Net Capital Rule, meaning its aggregate indebtedness shall not exceed 15 times its net capital. Further, RC Services is required to maintain a minimum net capital of $25,000 or the amount required by its aggregate indebtedness ratio, whichever is higher. RC Services is exempt from the requirements of Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule) because RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of that rule.

As of December 31, 2009, RC Services had net regulatory capital of $924,362, which was $725,146 in excess of its required net capital of $199,216. RC Services' aggregate indebtedness to net capital ratio was 323%.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2009.

Supplemental Information

ICMA-RC SERVICES, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of December 31, 2009

Ownership equity	$	1,132,918
Less: non-allowable assets*		208,556
Net capital before haircuts		924,362
Less: haircuts		-
Net capital		924,362
Net capital requirement (greater of 6 2/3% of aggregate indebtedness liabilities or $25,000)		199,216
Excess of net capital	$	725,146
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	625,538
Ratio of aggregate indebtedness to net capital		323%

*Represents prepaid expenses and due from related entity.

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2009 Part IIA FOCUS filing.

ICMA-RC SERVICES, LLC

Statement Regarding SEC Rule 15c3-3
As of December 31, 2009

RC Services is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report



SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 (g)(1) CLAIMING AN EXEMPTION FOR SEC RULE 15c3-3

To the Board of Directors
ICMA-RC Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of ICMA-RC Services, LLC (RC Services) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered RC Services' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of RC Services' internal control. Accordingly, we do not express an opinion on the effectiveness of RC Services' internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by RC Services including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because RC Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by RC Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of RC Services is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which RC Services has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1776 I Street · 9th Floor · Washington, DC 20006 · P 202-756-4811 · F 202-756-1301



SB & COMPANY, LLC
EXPERIENCE • QUALITY • CLIENT SERVICE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that RC Services' practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Washington, DC
February 22, 2010

SB & Company, LLC

ICMA-RC Services, LLC CRD # 23189

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information
Together with Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2009